Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kaman Corporation:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-116371 and 333-66183) on Form S-8, (No. 333-127649) on Form S-4 and (No. 333-160244) on Form S-3 of Kaman Corporation of our reports dated February 28, 2011, with respect to the consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, the effectiveness of internal control over financial reporting as of December 31, 2010, and the related financial statement schedule, which reports appear in the December 31, 2010 Annual Report on Form 10-K of Kaman Corporation.

/s/ KPMG LLP

Hartford, Connecticut
February 28, 2011